UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year end     September 30, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 0-15495
MESA AIR GROUP, INC. 401(k) PLAN
(Full title of the Plan)
MESA AIR GROUP, INC.
410 North 44th Street, Suite 100
Phoenix, Arizona 85008
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Mesa Air Group, Inc. 401(k) Plan
Financial Statements as of and for the Years Ended September 30, 2007 and 2006,

Supplemental Schedule as of September 30, 2007, and Report of Independent

Registered Public Accounting Firm

MESA AIR GROUP, INC. 401(k) PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 30, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended September 30, 2007 and 2006	3

Notes to Financial Statements for the Years Ended September 30, 2007 and 2006	4–9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Supplemental Schedule of Assets (Held at End of Year) as of September 30, 2007	10
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of Mesa Air Group, Inc. 401(k) Plan (the “Plan”) as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1, the accompanying financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. Substantially all of the passenger revenue of Mesa Air Group, Inc. (the “Plan Sponsor”) is derived from code-share agreements with United Airlines, Inc., US Airways, Inc., and Delta Air Lines, Inc. (“Delta”). On March 28, 2008, Delta notified the Plan Sponsor of its intent to terminate the Delta Connection Agreement among Delta, the Plan Sponsor, and the Plan Sponsor’s wholly-owned subsidiary, Freedom Airlines, Inc. The uncertainty regarding the Plan Sponsor’s ability to continue as a going concern raises substantial doubt about the Plan’s continuation. Should the Plan be terminated, the Plan would be liquidated subject to the terms of ERISA. The Plan Sponsor’s plans concerning these matters are also discussed in Note 1. The financial statements and supplemental schedule do not include any adjustments that might result from this uncertainty.
As discussed in Note 4 to the financial statements, the financial statements include investments valued at $2,344,564 (4.8% of net assets available for benefits) and $2,473,789 (5.9% of net assets available for benefits) as of September 30, 2007 and 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the trustee of the Plan.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

May 19, 2008

MESA AIR GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2007 AND 2006

ASSETS	2007	2006
INVESTMENTS:
Participant directed:
At fair value:
Employer stock fund	$1,245,596	$2,352,422
Mutual funds	43,488,452	35,894,389
Money market fund	661,453	217,056
Group annuity contract — Nationwide:
Short Term Indexed Fixed Contract	2,344,564	2,473,789
Uninvested cash	—	1,242
Participant loans	1,049,778	1,133,549

Total investments	48,789,843	42,072,447
CONTRIBUTIONS RECEIVABLE:
Employee	214,351	203,731
Employer	49,237	67,508

Total contributions receivable	263,588	271,239

Total assets	49,053,431	42,343,686
LIABILITIES—Excess contributions payable	287,680	151,828

NET ASSETS AVAILABLE FOR BENEFITS	$48,765,751	$42,191,858

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment income:
Dividend income	$2,888,791	$1,745,188
Interest income	234,193	174,356
Net appreciation in fair value of investments	2,782,057	1,889,551

Total investment income	5,905,041	3,809,095
Contributions:
Employee and rollover	5,499,157	5,323,220
Employer	1,329,563	1,223,083

Total contributions	6,828,720	6,546,303

Total additions	12,733,761	10,355,398
DEDUCTIONS:
Benefits paid to participants	6,115,036	2,756,973
Loan and withdrawal fees	44,832	34,865

Total deductions	6,159,868	2,791,838

NET INCREASE	6,573,893	7,563,560
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	42,191,858	34,628,298

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$48,765,751	$42,191,858

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006
1.	DESCRIPTION OF THE PLAN

The following description of the Mesa Air Group, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
a.	General—The Plan is a defined contribution Plan sponsored by Mesa Air Group, Inc. (the “Employer”). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, who are at least 21 years of age and have completed one year of service are eligible to participate (the “Participants”). The Plan is designed to qualify under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code” or “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

The most recent changes to the Plan approved during the fiscal year ended September 30, 2007 include a modification to Article II — Eligibility Requirements and the addition of Appendix A — Testing Elections / Effective Date Addendum. These changes are to be effective January 1, 2008 and had no impact on the Plan Participants during the fiscal 2007 Plan year.

b.	Eligibility—Employees may participate in the Plan at the beginning of the month after they have completed one year of service and have also attained the age of 21.

c.	Contributions and Vesting—Various accounts have been established for pretax voluntary employee contributions, forfeitures and earnings or losses from Plan assets.
•	Employee Contribution Accounts—Each year, Participants may contribute up to 85% of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations.

•	Employer Contribution Accounts—Contributions to this account are at the discretion of the Employer. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer’s Board of Directors as a profit-sharing contribution. Employer profit-sharing discretionary contributions are allocated to eligible active Participants based upon the ratio that each Participant’s annual compensation bears to the total of all active Participants’ annual compensation. Employer matching contributions were 30% of Participant contributions up to 10% of eligible compensation for the fiscal Plan year ended September 30, 2007 and for the period from April 15, 2006 to September 30, 2006. From October 1, 2005 to April 14, 2006, Employer matching contributions were 25% of Participant contributions up to 10% of eligible compensation. There were no discretionary contributions in Fiscal 2007 or 2006.

•	Vesting—Employees are 100% vested in employee deferral contributions and are 20% vested in Employer contribution accounts after two years of service. Vesting subsequently increases 20% per year until the Participant becomes fully vested after six years. Participants also become fully vested upon death, total and permanent disability, or reaching age 65, if still employed by the Employer.

•	Forfeited Accounts— Forfeitures are reallocated and may be used to reduce Employer matching contributions. At September 30, 2007 and 2006, forfeited non vested accounts totaled $122,338 and $104,727, respectively. These accounts will be used to reduce future Employer contributions. During the year ended September 30, 2007 and 2006, Employer contributions were reduced by $105,730 and $71,042, respectively from forfeited non-vested accounts.
d.	Participant Accounts—Individual accounts are maintained for each Plan Participant. Each Participant’s account is credited with the Participant’s contribution, the Employer’s matching contribution, and allocations of the Employer’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The Plan’s earnings and losses are allocated to each Participant in the ratio that each such Participant’s account balance for each fund bears to the total balance in that fund of all eligible Participants on the date of each such allocation. All contributions are directed by the Participant into his or her choice of investments offered by the Plan.

e.	Investment Options—As of September 30, 2007, Participants may direct employee contributions in 1% increments in any of 16 mutual fund investment options offered by the trustee, Nationwide Trust Company FSB (“Nationwide” or “Trustee”), the Employer Stock Fund, which is a fund that invests in Mesa Air Group, Inc. common stock, a Nationwide Money Market instrument and the Short Term Indexed Fixed Contract.

The Employer Stock Fund contained approximately 97% common stock in Mesa Air Group, Inc. with 3% cash pending investment at the Plan year end as of September 30, 2007 and 2006.

The Short Term Indexed Fixed Contract is a group annuity contract with Nationwide Life Insurance Company (“Nationwide Life”). This contract is included in the Statements of Net Assets Available For Benefits at fair value (which approximates contract value).

f.	Benefits—Benefits are available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment or installments. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

g.	Participant Loans—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured solely by the vested balance in the Participant’s account and accrue interest at a fixed rate determined by the Plan Administrator. The rates are generally comparable to those currently available from commercial institutions. Interest rates on existing loans range from 5.25% to 9.25% for both fiscal Plan years ending September 30, 2007 and 2006, respectively. Principal and interest are payable through monthly payroll deductions.

h.	Plan Termination—Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all Participants’ rights, as established by the Plan document, are not forfeited as a result of the Plan being terminated.

i.	Tax Status— The Plan uses a prototype Plan document sponsored by Boyce and Associates, Inc. (“Boyce”). Boyce received an opinion letter from the Internal Revenue Service (“IRS”), dated October 29, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
j.	Uncertainty Regarding the Plan Sponsor’s Ability Continue as a Going Concern— The accompanying financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. Substantially all of the passenger revenue of Mesa Air Group, Inc. (the “Plan Sponsor”) is derived from code-share agreements with United Airlines, Inc., US Airways, Inc., and Delta Air Lines, Inc. (“Delta”). On March 28, 2008, Delta notified the Plan Sponsor of its intent to terminate the Delta Connection Agreement among Delta, the Plan Sponsor, and the Plan Sponsor’s wholly-owned subsidiary, Freedom Airlines, Inc. The Plan Sponsor vehemently denies there is any basis for terminating the Delta Connection Agreement and intends to vigorously defend its rights thereunder. The Plan Sponsor is currently evaluating alternative plans to continue to operate without the Delta Connection Agreement. The uncertainty regarding the Plan Sponsor’s ability to continue as a going concern raises substantial doubt about the Plan’s continuation. Should the Plan be terminated, the Plan would be liquidated subject to the terms of ERISA. The financial statements and supplemental schedule do not include any adjustments that might result from this uncertainty.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation—Investments are stated at September 30, 2007 and 2006, as follows: Nationwide Short Term Indexed Fixed Contract consists of investments in a fully benefit-responsive group annuity contract and, therefore, has been presented at fair value, which approximates contract value; mutual fund investments are stated at market value based upon quoted market prices as determined by the Plan Trustee; the Employer Stock Fund, which contains Mesa Air Group, Inc. common stock and cash, is valued on a unitized basis, whereby the market value is represented by the quoted price of the common stock of Mesa Air Group, Inc. plus the cash. Purchases and sales of Mesa Air Group, Inc. common stock are recorded on a trade-date basis. Participant loans are valued at the outstanding loan balances.

Income Recognition—Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value and, if the fair value varies from contract value, would have required an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits is presented on a fair value basis and was not affected by the adoption of the FSP. The adoption of this FSP did not impact the amount of net assets available for benefits at September 30, 2007 and 2006.

Administrative Expenses—All administrative expenses are paid by the Employer.

Payment of Benefits—Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of Participants who have elected to withdraw from the Plan but have not yet been paid were $0 and $30,125 at September 30, 2007 and 2006, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits back to the contributor. This liability was $287,680 and $151,828 as of September 30, 2007 and 2006, respectively

3.	INVESTMENTS

The following is a summary of the Plan’s investments that exceeded 5% of total net assets available for benefits as of September 30, 2007 and 2006:

Description	2007	2006
Employer Stock Fund	$1,245,596	$2,352,422
Mutual Funds:
American Funds EuroPacific Fund	10,163,777	7,246,491
Vankamp Growth & Inc Fund A	6,999,128	6,616,976
JPM MidCap Growth Fund	6,266,839	5,434,674
Franklin Capital Growth Fund	6,052,272	5,296,467
Aim Real Estate Fund	—	2,466,795
Group annuity contract—Nationwide:
Short term indexed fixed contract	$2,344,564	$2,473,789
During the years ended September 30, 2007 and 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006
Nationwide Trust Company FSB:
Employer Stock Fund	$(928,906)	$245,983
Mutual funds	3,750,986	1,643,568

Total	$2,822,080	$1,889,551

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Short Term Indexed Fixed Contract is a fully benefit-responsive group annuity contract with Nationwide Life. Nationwide Life maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The contract is presented in the financial statements at fair value, which approximates contract value, as reported to the Plan by Nationwide Life. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, but Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. Nationwide Life may not terminate the contract at any amount less than contract value. There are no reserves recorded against the contract value for credit risk of the contract issuer or otherwise.

Nationwide Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of contract will track current market yields on a trailing basis. The interest rates were 4.82% and 4.84% at September 30, 2007 and 2006, respectively. The average yield based on annualized earnings for the years ended September 30, 2007 and 2006 was 4.81% and 3.93%, respectively, and was computed by dividing the actual earnings of the contract for the plan year by the fair value of the investments at the beginning of the year. The average yield based on interest rates credited to Participants for the years ended September 30, 2007 and 2006 was 4.77% and 4.13%, respectively, and was computed by dividing the annualized earnings credited to Participants by the fair value of the investments on the same date.

The fair value of the investment contract at September 30, 2007 and 2006 was $2,344,564 and $2,473,789, respectively.

5.	ALL EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Employer Stock Fund, which contains shares of Mesa Air Group, Inc. common stock. Therefore, these transactions qualify as exempt party-in-interest transactions. Certain Plan investments are shares of mutual funds and the Short Term Indexed Fixed investment contract managed by Nationwide Life. Nationwide Life is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

6.	EXCESS CONTRIBUTIONS PAYABLE

The Plan failed to pass the Average Deferral Percentage Test (“ADP”) and the Actual Contribution Percentage Test (“ACP”) for the fiscal 2007 and 2006 Plan years, with respect to “highly compensated employees” (“HCEs”). In order to correct the failure of the ADP and ACP tests for the Plan year, federal law generally requires that corrective distributions be made no later than the end of the following Plan year.

The Plan refunded excess contributions amounting to $151,828 for the 2006 fiscal Plan year prior to September 30, 2007. As of September 30, 2007, the Plan recorded a payable of $287,680 for the excess contributions related to the 2007 fiscal Plan year, which includes $39,810 of investment earnings. The excess contributions and earnings thereon will be refunded to the HCE’s in the fiscal 2008 Plan year.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As a result of the excess Participant contributions payable as of September 30, 2007, the following are reconciliations of the financial statements to Form 5500 Annual Return/Report of Employee Benefit Plan to be filed with the IRS (“Form 5500”).

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2007 and 2006 is as follows:

	2007	2006
Net assets available for benefits per the financial statements	$48,765,751	$42,191,858
Excess contributions currently payable	287,680	151,828

Net assets available for benefits per the Form 5500	$49,053,431	$42,343,686

The reconciliation of contributions per the financial statements to the Form 5500 for the Plan years ended September 30, 2007 and 2006 is as follows:

	2007	2006
Employee and employer contributions per the financial statements	$7,059,006	$6,546,303
Less: Prior year excess contribution amounts net of earnings paid in current year	(143,439)	—
Add: Excess contribution amounts net of earnings currently payable	247,870	143,439

Net additions	104,431	143,439

Employee and employer contributions per the Form 5500	$7,163,437	$6,689,742

The reconciliation of total investment income per the financial statements to the Form 5500 for the years ended September 30, 2007 and 2006 is as follows:

	2007	2006
Total investment income per financial statements	$5,945,064	$3,809,095
Less: Prior year earnings on excess contribution amounts paid in current year	(8,389)	—
Add: Earnings on excess contribution amounts currently payable	39,810	8,389

Net additions	31,421	8,389

Total investment income per the Form 5500	$5,976,485	$3,817,484

MESA AIR GROUP, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2007

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value
	American Funds EuroPacific Growth Fund	Mutual Fund	**	$10,163,777
	VanKampen Growth and Income Fund	Mutual Fund	**	6,999,128
	JPM Diversified MidCap Growth Fund	Mutual Fund	**	6,266,839
	Franklin Capital Growth Fund	Mutual Fund	**	6,052,272
	De Am Svcs Fd A	Mutual Fund	**	2,263,797
	Fidelity Advisors Leveraged Co Stock Fund	Mutual Fund	**	2,202,956
	Evergreen Core Bond Fund	Mutual Fund	**	1,797,644
	AIM Real Estate Fund	Mutual Fund	**	1,751,280
	Lord Abbett Midcap Value Fund	Mutual Fund	**	1,728,631
	American Century Small Cap Value Fund	Mutual Fund	**	971,723
	American Century Small Company Fund	Mutual Fund	**	869,830
	UBS S & P500 Index Fund	Mutual Fund	**	851,360
	PIMCO High Yield Fund	Mutual Fund	**	694,728
	Leggmp Smcap Gr A	Mutual Fund	**	444,568
	AIM Midcap Core Equity Fund	Mutual Fund	**	306,661
	Davis NY Venture Fund	Mutual Fund	**	123,258
*	Mesa Air Group, Inc. Employer Stock Fund	Mesa Stock Fund	**	1,245,596
*	Nationwide Mny Mkt Inst	Money Market	**	661,453
*	Short Term Indexed Fixed Annuity Contract	Benefit-responsive Investment Contract	**	2,344,564
*	Loan Fund	Maturing from October 2007 to September 2022, with interest rates ranging from 5.25% to 9.25%	**	1,049,778

	TOTAL INVESTMENTS			$48,789,843

*	Indicates party-in-interest to the Plan

**	Cost information is not required for participant-directed investments and therefore is not included.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-02791, 333-09395, 333-83799, 333-83801, 333-83803,
333-83805, 333-58646, 333-107404, and 333-125604 of Mesa Air Group, Inc. (the “Company”) on Form S-8 and Registration Statement Nos. 333-108490, 333-115312, and 333-137382 on Form S-3 of our report dated May 19, 2008, relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Plan’s and Plan Sponsor’s abilities to continue as a going concern and an explanatory paragraph relating to the estimation of fair value of certain Plan investments) of the Mesa Air Group, Inc. 401(k) Plan appearing in this Annual Report on Form 11-K of the Mesa Air Group, Inc. 401(k) Plan for the year ended September 30, 2007.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
May 19, 2008